UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   McLeod, Kennith D.
   P.O. Box 3460


   Valdosta, GA 31604-3460
2. Issuer Name and Ticker or Trading Symbol
   PAB Bankshares, Inc. (PAB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/03
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   DIRECTOR (1)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                                                                     1,392.0000     D  Direct
Common Stock                                  02/13/03    S        7,128.0000    D  $9.48000     0.0000         I  Direct Joint (2)
Common Stock                                  02/13/03    P        7,128.0000    A  $9.48000     52,388.0000    I  IRA
Common Stock                                                                                     13,334.0000    I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $8.10000        01/01/03       A     V   2,000.0000                        (4)          01/01/13
(right to buy) (3)
Non-Qualified Stock Option     $9.37500                                                                                01/01/11
(right to buy)
Non-Qualified Stock Option     $10.01000                                                                               01/01/12
(right to buy)
Non-Qualified Stock Option     $13.31300                                                                               01/01/10
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     01/01/03  Common Stock                   2,000.0000                2,000.0000    D   Direct
(right to buy) (3)
Non-Qualified Stock Option               Common Stock                   2,000.0000                2,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,000.0000                2,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,000.0000                2,000.0000    D   Direct
(right to buy)

Explanation of Responses:

(1)
Outside Director
(2)
These shares are held in jointly with reporting person's spouse as to which shares reporting person possesses shared voting and inve stment power.
(3)
Stock Option (right to buy) granted pursuant to PAB Bankshares, Inc. 1999 Stock Option Plan.  It is the intent of the company that a ny option award granted under the plan satisfy and be interpreted in a manner that satisfies the applicable requirements of Rule 16b
-3, so that any person subject to Section 16 of the Securities Act of 1933 will be entitled to the benefits of Rule 16b-3 or other e xemptive rules under Section 16 of the Act and will be subjected to liability thereunder.  Options and awards granted under this pla
n to persons subject to Section 16, are approved by the full board of Directors of PAB Bankshares, Inc., in compliance with the exem ption aternatives of Rule 16b-3, as amended August 15, 1996.
(4)
The option becomes available in five equal installments, commencing one year after the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ McLeod, Kennith D.
DATE 02/14/03